Dreamland Limited

c/o No. 5, 17th Floor, PeakCastle, No. 476 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

March 17, 2026

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Scott Anderegg

Re:	Dreamland Limited Registration Statement on Form F-1, as amended (File No. 333-294098) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dreamland Limited (the “Registrant”) hereby requests that Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-294098), filed with the Commission on March 16, 2026, become effective at 4:00 pm (Eastern Time) on March 19, 2026, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and Hong Kong, if you have any questions or concerns, please contact Kyle Leung, Esq. at +1 929-989-7572.

Very truly yours,

Dreamland Limited

/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Chairlady, Executive Director and Chief Executive Officer

cc: Concord & Sage PC